UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number: 001-33129

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On April 30, 2023, SatixFy Communications Ltd. (the “Company”) and Ilan Gat Ltd. entered into a Separation Agreement, pursuant to which the Services Agreement between the parties, dated January 1, 2013, and as amended later, with respect to services provided by Ms. Simona Gat to the Company, was further amended to provide that effective April 30, 2023, Ms. Gat resigned from all positions at the Company and its subsidiaries, including serving as the President of the Company. Ms. Gat resigned due to personal reasons following the passing of her late husband and the Company’s then-Chief Executive Officer, Mr. Yoel Gat, in April 2022. Commencing May 1, 2023, Ms. Gat will serve as an observer on the Company’s Board of Directors, and for a six-month period commencing on such date will make herself available to assist the Company if and to the extent reasonably required by the Company’s CEO or Board of Directors. Also commencing as of May 1, 2023, all of Ms. Gat’s duties and responsibilities will be assumed by other members of the Company’s senior management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

May 1, 2023